File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 AUG 12 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

23 July 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

UNDER

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

04036199

SUPPL

Encl.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

3

dlw 8/12

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that on 23 July 2004, 1,765 Ordinary Shares of 65 $^{5}/_{19}$ p each in the Company, were transferred for nil consideration to a participant in the Long Term Incentive Plan pursuant to awards made under that plan in 2001.

The executive directors of the Company are potential beneficiaries under the Trust and were deemed to have a technical interest in the above shares which ceased when the shares were transferred to the participants.

www.severntrent.com